 IDT CORPORATION

520 BROAD STREET

NEWARK, NEW JERSEY 07102

December 20, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:  Daniel F. Duchovny, Esq.
                    Division of Corporation Finance

Re: IDT Corporation
Schedule 13E-3
File No. 005.48167
Filed December 3, 2010

Schedule TO-I
File No. 005-48167
Filed December 3, 2010

Dear Mr. Duchovny:

                                 IDT Corporation, a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to its joint Schedule TO-I/13E-3 filed December 3, 2010 (as amended, the “Schedule TO/13E-3”).

We are writing to respond to the comments raised in your letter to the Company dated December 13, 2010 (the “Comment Letter”).  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold below.  Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Schedule TO/13E-3 or the revised Offer to Exchange attached to the Amendment as Exhibit 99(a)(1)(F), as applicable (the “Revised Offer to Exchange”) which revises the Offer to Exchange attached to the original Schedule TO/13E-3 as Exhibit 99(a)(1)(A) (the “Offer to Exchange”).

Securities and Exchange Commission
December 20, 2010

Schedule 13E-3

1.
Given the comments included in this letter, please tell us whether you have considered recirculating the offer document to security holders. Refer to Rules 13e-3(e) and (f) and 13e-4(d) and (e) for additional guidance.

Response: After analyzing the changes made in response to the Staff’s comments and as reflected in the Revised Offer to Exchange in light of Rules 13e-3(e) and (f) and 13e-4(d) and (e), we have determined that the changes do not rise to the level of being “material” so as to require recirculation of the offer documents and, therefore, we do not intend to recirculate the offer documents to security holders.

2.
Please revise your disclosure responsive to Items 2(f), 3(c), and 8(c)-(d), and 11 of Schedule 13E-3 (within Item 13 of Schedule TO) to include this disclosure in the offer document as delivered to security holders.

Response: Disclosure responsive to Items 2(f) and 3(c) (within Item 13 of Schedule TO) appears on pages 2 and 3 of the Schedule 13E-3/TO under the sections “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 2. Subject Company Information” and “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-Item 3. Identity and Background of Filing Person,” respectively.  In response to your comment, we are revising the section of the Revised Offer to Exchange titled “Transactions in IDT Common Stock,” beginning on page 25, and Schedule A to the Revised Offer to Exchange to include this information.

In response to the Staff’s comment regarding Item 8(c) of Schedule 13E-3 (within Item 13 of Schedule TO), we are revising the disclosure which appears on page 4 of the Schedule 13E-3/TO under paragraph (c) of the section “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 8. Fairness of the Transaction” to be more clearly responsive to the specified Item, by indicating that the Exchange Offer is not structured so that approval by vote of at least a majority of unaffiliated security holders is required. Further, we are revising the disclosure in the Revised Offer to Exchange with respect to the Minimum Condition to clarify that the tender of 1,115,970 shares of Common Stock by IDT’s unaffiliated stockholders represents the tender of at least a majority of the shares held by IDT’s unaffiliated security holders (as revised in the Revised Offer to Exchange to mean security holders of IDT other than IDT’s affiliates, including its directors and officers).

Disclosure responsive to Item 8(d) of Schedule 13E-3 (within Item 13 of Schedule TO) appears on page 4 of the Schedule 13E-3/TO under paragraph (d) of the section “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 8. Fairness of the Transaction.”  We respectfully advise the Staff that we believe that this disclosure also appears in the section of the Offer to Exchange titled “Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” beginning on page 14.

Disclosure responsive to Item 11 of Schedule 13E-3 (within Item 13 of Schedule TO) appears on pages 4 and 5of the Schedule 13E-3/TO under the section “Item 13. Information Required by Schedule 13E-3 — Schedule 13E-3 Item 11. Interest in Securities of the Subject Company.” We respectfully advise the Staff that we believe that this disclosure also appears in the sections of the Revised Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” on page 26 and “Transactions in IDT Common Stock” on page 25.

Offer to Exchange

3.	Please revise or delete the third paragraph of page 3. It is unclear the basis upon which you are limiting the use of or ability to reproduce the offer document.

Response: In response to the Staff’s comment, we have revised the disclosure in the Revised Offer to Exchange to delete the third paragraph of page 3 of the Offer to Exchange.

Securities and Exchange Commission
December 20, 2010

Summary Term Sheet, page 4

4.
We note your disclosure in the offer document that the company determined that the offer is “fair to the IDT’s unaffiliated stockholders)” and that you define in this section that group of security holders to be security holders of IDT “other than Mr. Howard S. Jonas and his affiliates.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note that it is our position that directors and officers of the company are also its affiliates.

Response: In response to the Staff’s comment, we have revised the disclosure in the Revised Offer to Exchange and throughout the filing to define “IDT’s unaffiliated stockholders” as “security holders of IDT other than IDT’s affiliates” which use of the term “affiliates” includes its directors and officers.

5.
We note under the caption “Interest of IDT Directors and Executive Officers...” on page 5 that Mr. Jonas will determine how many shares to tender after he has learned how many shares other security holders tender. Given that withdrawal rights exist until the offer expires and that a security holder can only tender until the offer expires, it is unclear how Mr. Jonas will be able to make his tender decision prior to the offer’s expiration. Please revise.

Response: While technically it is accurate that Mr. Jonas will not be able to definitively know how many shares other security holders have tendered prior to the actual expiration of the Exchange Offer due to such security holders’ withdrawal rights, Mr. Jonas intends to make a determination of how many shares to tender at a point in time close to the expiration of the offer, when it will be known how many shares have been tendered for exchange and not withdrawn as of such date.  In response to the Staff’s comment, we have revised the applicable disclosure in the Revised Offer to Exchange to indicate this general time period in which Mr. Jonas will make his determination with respect to how many shares he will tender in the Exchange Offer.

6.	Please delete the section captioned “Subsequent Offering Period” and all other references to such a period: Rule 13e-4 does not provide for a subsequent offering period.

Response: In response to the Staff’s comment, we have deleted the section “Subsequent Offering Period” and all other references to such a period in the Revised Offer to Exchange.

Special Factors

Alternatives to the Offer, page 13

7.	Please explain why the company did not consider any alternatives to the exchange offer. Refer to Item 1013(b) of Regulation M-A.

Response:  As described in “Alternatives to the Exchange Offer”, as revised on page 13 of the Revised Offer to Exchange, we disclose that we did consider alternatives to the Exchange Offer in the past, including effecting a recapitalization of the Company’s capital stock to convert all shares of Common Stock to Class B Stock without an exchange offer, but that at the time of the Exchange Offer, we were no longer considering any such alternatives. We further explain why we did not consider alternatives to the Exchange Offer at this time in “Background of the Exchange Offer” beginning on page 13 of the Revised Offer to Exchange, with the following disclosure:

“In order to try to rectify this disparity and confusion, as well as to remove what we believe is a penalty being borne by the holders of Common Stock, we have in the past considered attempts to provide our Common Stockholders with the opportunity to hold the more liquid Class B Stock, including the possibility of eliminating the Common Stock from our capital structure altogether. However, we were prevented from taking any action due to Rule 313 of the NYSE Listed Company Manual which restricts corporate actions that disparately reduce or restrict voting rights of shareholders of publicly traded common stock registered under Section 12 of the Exchange Act. We believed that an exchange of shares of Class B Stock that are held in our treasury and which do not currently form a part of the public float of the Company for outstanding shares of Common Stock would benefit the Common Stockholders without any negative impact on the Class B Stockholders and initiated contact again with the NYSE in August 2010 to seek its approval and confirmation that it would not object on the basis of Rule 313 to our taking such corporate action. At various dates, our Board of Directors meetings included discussions regarding the disparity in stock prices and liquidity between the Common Stock and Class B Stock and what could be done about it.  On November 3, 2010, our Board of Directors held a meeting, with members of management attending, where they discussed and authorized management to engage in an exchange offer for all outstanding shares of the Common Stock on the terms of the Exchange Offer, in light of the fact that there was indication from the NYSE that it would not object to an exchange offer if so structured. On November 5, 2010, the NYSE notified us that it did not object to the Exchange Offer. On December 1, 2010, the Board of Directors unanimously ratified its authorization to engage in the Exchange Offer and its determination that the Exchange Offer was fair to IDT’s stockholders.  The Board of Directors once again clarified  its position as to the fairness of the Exchange Offer to unaffiliated stockholders who tender their shares for exchange, as well as IDT’s unaffiliated stockholders who do not tender their shares for exchange, in a meeting on December 16, 2010.”

Securities and Exchange Commission
December 20, 2010

Background of the Exchange Offer, page 13

8.
Please expand this section to describe all board meetings at which the going private transaction was discussed, including a description of any presentations made to the board, whether by management, other directors or any outside advisors. Also, please be sure to describe any discussions with Mr. Jonas regarding his participation in the exchange offer and his agreement to limit his voting power to his pre-offer level.

Response:  In response to the Staff’s comment, we have revised our disclosure in the Revised Offer to Exchange in the section titled “Background of the Exchange Offer” to describe all board meetings at which the Exchange Offer and Mr. Jonas’ participation in the exchange offer and agreement to limit his voting were discussed.  The discussions included members of management and counsel, but no formal presentations were made to the Board. Please note that, in addition to the specific meetings referenced in the revised disclosure, there were other board meetings during which there was discussion of the price disparity and lack of liquidity in the market for the Common Stock.  Generally, at such meetings, management and the Board agreed that an exchange offer or other solution was desirable, but that the Company was prevented from taking such action by Rule 313 of the NYSE Listed Company Manual.  These discussions were generally brief and were not deemed material enough to be reflected in the board minutes, and, therefore, there is no formal record of them. We believe that our disclosure conveys the Board’s and management’s past and current desire to effect the Exchange Offer and the relevant steps they took in connection therewith.

Reasons for the Board’s Position as to the Exchange Offer, page 14

9.
Please revise your disclosure to explain why the company determined to effect the going private transaction at this time, given that the underlying factors described in your offer document appear to have existed for some time. Refer to Item 1013(c) of Regulation M-A.

Response:  We respectfully advise the Staff that we believe we have disclosed why we determined to effect the Exchange Offer at this time.  While the underlying factors have existed for some time, it is only recently that the Company obtained the agreement of the NYSE not to object to the offer in the manner in which it has been structured.  Please see also the disclosure referenced in our response to Comment 7 above.

10.
Please revise to explain how the Board was able to make a fairness determination as to the going private transaction (a substantial part of which relates to the exchange ratio) without taking no position on the value of the consideration to be received by tendering security holders.

Response:  In response to the Staff’s comment, we have revised the disclosure in the section titled “Reasons for the Board’s Position as to the Exchange Offer” and elsewhere in the Revised Offer to Exchange to clarify the basis for the Board not taking a position on the value of the Class B Stock to be received by tendering stockholders, yet recognizing the value of the Class B Stock as described therein.  Our Board of Directors considered a number of factors in determining that the Exchange Offer is fair to the unaffiliated stockholders of IDT who tender their shares of Common Stock in the Exchange Offer, as well as unaffiliated stockholders of IDT who do not tender their shares of Common Stock in the Exchange Offer (as per the response to Comment 11 below). However, the Board did not receive any independent valuation as to the value of the Class B Stock to be received in the Exchange Offer.  Further, in addition to the disclosure provided in the Revised Offer to Exchange, both the Common Stock and the Class B Stock are publicly traded on the NYSE, as disclosed in the Exchange Offer along with historical stock prices of each of the Common Stock and Class B Stock, so stockholders should be able to easily make a determination as to the financial value of the Class B Stock (versus the Common Stock). Therefore, the Board did not take any position as to the value of the Class B Stock to be received by tendering stockholders.

Position of IDT as to the Fairness of the Exchange Offer, page 15

11.
It does not appear that you have disclosure that complies with Item 1014 of Regulation M-A. Thus, please revise your disclosure to fully comply with the referenced requirements. In this respect, please be sure to address both substantive and procedural fairness and describe each such type of fairness as it applies to security holders who tender as well as those who do not tender, whether they hold common stock or class A or B common stock. See Questions and Answers No. 19-22 in Exchange Act Release 17719 (April 13, 1981).

Securities and Exchange Commission
December 20, 2010

Response:  In response to the Staff’s comment, we have revised our disclosure in the sections titled “Position of IDT as to the Fairness of the Exchange Offer,” “Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and elsewhere to clarify that that the Board, including all of its independent directors, unanimously approved the Exchange Offer and determined that it was fair to the unaffiliated stockholders of IDT who tender their shares of Common Stock in the Exchange Offer, as well as the unaffiliated stockholders of IDT who do not tender their shares of Common Stock in the Exchange Offer. We have also revised our disclosure in the section titled “Position of IDT as to the Fairness of the Exchange Offer” to clarify why the Board did not consider certain factors set forth in Item 1014 of Regulation M-A in light of the terms of the Exchange Offer. We believe that, the disclosure, as revised, provides the necessary and applicable disclosure for the Board’s determination of fairness on both a substantive and procedural level.  The relevant factors include the disclosure regarding (i) the Class B Stock’s trading at a premium to the Common Stock and the relative greater liquidity of the Class B Stock, as compared to the Common Stock, (ii) tendering stockholders receiving a stock with the same equity and dividend rights which trades at a higher price and enjoys a more liquid trading market, (iii) the lack of value placed on the greater voting rights by the public markets for the two classes of stock, as well as the lack of significance of the disparate voting rights in light of Howard Jonas’ control over substantially all matters to be voted upon by our stockholders, (iv) the ability of tendering stockholders to maintain their equity in the Company with the opportunity to participate in its growth, if they so choose, or a better opportunity to sell shares of a more liquid Class B Stock following the Exchange Offer, (v) Mr. Jonas’ agreement to restrict his voting rights to ensure that his voting power will remain the same as it was immediately prior to the Exchange Offer, and (vi) risks and other potentially negative factors concerning the Exchange Offer considered by our Board. In addition, we believe the fact that Exchange Offer is conditioned upon the tender of a majority of the shares of Common Stock held by IDT’s unaffiliated stockholders contributes to the Board’s determination that the Exchange Offer is fair to IDT’s unaffiliated stockholders who tender their shares for exchange, as well as the unaffiliated stockholders of IDT who do not tender their shares. We believe that the Exchange Offer is fair to holders of Class B Stock as they will be holding the same securities as they held prior to the Exchange Offer, and the Exchange Offer, in our opinion, will remove confusion that exists between the Class B Stock and the Common Stock, providing a benefit to the holders of the Class B Stock without any negative impact (as supported by (and as we disclosed) the increase in the closing price for the Common Stock with no corresponding decrease in the closing price for the Class B Stock following our announcement of the Exchange Offer). We note that all of the Class A common stock is owned by Howard Jonas and, therefore, was not considered in the Board’s determination of the fairness of the Exchange Offer.  We believe that the Board considered, and that, together with the revised disclosure in the Revised Offer to Exchange, we have disclosed, all relevant and applicable disclosure regarding the fairness of the Exchange Offer to IDT stockholders.

Selected Historical Financial and Operating Data, page 25

12.
We note that you have incorporated by reference the financial statements for the year ended July 31, 2010. Please revise your disclosure to include the summary required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3 for additional guidance.

Response: We respectfully advise the Staff that we do not believe that a summary of the financial statements incorporated by reference is required.

Item 13 of Schedule 13E-3 requires the issuer to furnish “the information required by Item 1010(a) through (b) of Regulation M-A for the issuer of the subject class of securities.” We believe that the financial statements incorporated by reference in “Selected Historical Financial and Operating Data” on page 25 of the Revised Offer to Exchange meets the requirements of Item 1010(a) of Regulation M-A. Item 1010(b) of Regulation M-A requires disclosure of certain pro forma information if material. We did not include any disclosure with respect to Item 1010(b) because we believe that the pro forma information required by Item 1010(b) is not material, as the sole effect of the Exchange Offer on the Company’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges or book value per share, each as set forth and qualified in Item 1010(b) of Regulation M-A, is a shift in the Company’s equity from the portion that is currently related to the Common Stock to the  Class B Stock.  All income attributed to IDT equity holders has been attributed without regard to class (as all classes of common equity share identical per share equity rights). Given the one-for-one exchange ratio, there will be no change in the total number of shares outstanding as a result of the Exchange Offer. Thus, there is no impact on the remainder of the balance sheet or to the statement of income, earnings per share, ratio of earnings to fixed charges or book value per share.

Instruction 1 to Item 13 of Schedule 13E-3 provides that “disclosure materials disseminated to security holders may contain the summarized financial information required by Item 1010(c) of Regulation M-A instead of the financial information required by Item 1010(a) and (b). In that case, the financial information required by Item 1010(a) and (b) of Regulation M-A must be disclosed directly or incorporated by reference in the statement.” We understand that to mean that if we summarized the financial information instead of providing the financial information in the Offer to Exchange itself, we would be required to incorporate the actual financial statements by reference. However, Instruction 1 does not provide that if we incorporate the financial information by reference that we are required to provide a summary of such financial information as well.

Securities and Exchange Commission
December 20, 2010

Information Concerning Members of the Board of Directors, page 29

13.	Please provide the disclosure required by Item 3(b)-(c) of Schedule 13E-3 as to Mr. Jonas. Also, provide the disclosure required by Item 6(c)(1)-(8) of Schedule 13E-3.

Response: In response to the Staff’s comment, we have revised the disclosure on Schedule A of the Revised Offer to Exchange to more clearly provide the information required by Item 3(b)-(c) of Schedule 13E-3.

We respectfully advise the Staff we have provided all responsive disclosure required by Item 6(c)(1)-(8) of Schedule 13E-3. In particular, in the Revised Offer to Exchange, we disclose:

(i)   The possible spin-off of the Company’s Genie Energy division in “Summary Term Sheet – Genie Spin-off” on page 6 and that we have no other plans or proposals or negotiations which relate to or would result in an extraordinary corporate transaction in “Operations of IDT Following the Exchange Offer” beginning on page 12;

(ii)   The Company’s dividend payments and dividend policy in “Operations of IDT Following the Exchange Offer” beginning on page 12 and in “Markets and Market Price” on page 26; and

(iii)  The Common Stock’s possible delisting from the New York Stock Exchange and deregistration under the Exchange Act in “Summary Term Sheet – Consequences of Not Tendering Common Stock” on page 8, “Opportunity to Exchange Common Stock for Class B Stock” and “Effects on Listing, Registration and Status of IDT Common Stock” on page 12, and “Operations of IDT Following the Exchange Offer” beginning on page 12.

We have no other information to disclose in response to Item 6(c)(1)-(8) of Schedule 13E-3.

*           *           *

If you have any questions with respect to the foregoing, please contact Dov T. Schwell at (646) 328-0795.

Very truly yours,

/s/ Joyce  Mason
Joyce Mason
Executive Vice President, General Counsel and Corporate Secretary

 Enclosures

December 20, 2010

United States Securities and Exchange Commission
 Division of Corporation Finance
 100 F Street, N.E.
 Washington, D.C. 20549

Attn:	Daniel F. Duchovny, Esq. Division of Corporation Finance

Ladies and Gentlemen:

          Reference is made to your letter dated December 13, 2010 relating to the Schedule TO-I/13E-3 filed by IDT Corporation (“IDT”) on December 3, 2010 (File No. 005-48167).

          Per your request, IDT acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IDT CORPORATION

By:	/s/ Joyce Mason
Name:	Joyce Mason
Title:	Executive Vice President, General Counsel and Corporate Secretary